UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Pennsylvania Real Estate Investment Trust

(Name of Issuer)

Beneficial Interest, par value $1.00 per share

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102107

709102503

709102602

709102701

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.4% of the outstanding shares of Series B Preferred Stock

1.5% of the outstanding shares of Series C Preferred Stock

2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 35,362 shares of Series B Preferred Stock 62,500 shares of Series C Preferred Stock 16,500 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest

1.0% of the outstanding shares of Series B Preferred Stock

Less than 1% of the outstanding shares of Series C Preferred Stock

Less than 1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

147,802 shares of Series B Preferred Stock 210,479 shares of Series C Preferred Stock 165,000 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the outstanding shares of Series B Preferred Stock 3.1% of the outstanding shares of Series C Preferred Stock 3.3% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Property Fund VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,485 shares of Series B Preferred Stock 71,781 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series B Preferred Stock 1.4% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.4% of the outstanding shares of Series B Preferred Stock

1.5% of the outstanding shares of Series C Preferred Stock

2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

815,149 shares of Beneficial Interest 81,399 shares of Series B Preferred Stock 106,249 shares of Series C Preferred Stock 100,310 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% of the outstanding shares of Beneficial Interest

2.4% of the outstanding shares of Series B Preferred Stock

1.5% of the outstanding shares of Series C Preferred Stock

2.0% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

630,317 shares of Beneficial Interest 224,649 shares of Series B Preferred Stock 272,979 shares of Series C Preferred Stock 253,281 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Beneficial Interest

6.5% of the outstanding shares of Series B Preferred Stock

4.0% of the outstanding shares of Series C Preferred Stock

5.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,445,466 shares of Beneficial Interest 306,048 shares of Series B Preferred Stock 379,228 shares of Series C Preferred Stock 353,591 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,445,466 shares of Beneficial Interest 306,048 shares of Series B Preferred Stock 379,228 shares of Series C Preferred Stock 353,591 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,445,466 shares of Beneficial Interest 306,048 shares of Series B Preferred Stock 379,228 shares of Series C Preferred Stock 353,591 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% of the outstanding shares of Beneficial Interest

8.9% of the outstanding shares of Series B Preferred Stock

5.5% of the outstanding shares of Series C Preferred Stock

7.1% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

CO

9

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING

190,000 shares of Beneficial Interest

1,445,466 shares of Beneficial Interest

306,048 shares of Series B Preferred Stock

379,228 shares of Series C Preferred Stock

353,591 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000 shares of Beneficial Interest 4,000 shares of Series D Preferred Stock
	10	SHARED DISPOSITIVE POWER

190,000 shares of Beneficial Interest

1,445,466 shares of Beneficial Interest

306,048 shares of Series B Preferred Stock

379,228 shares of Series C Preferred Stock

353,591 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,636,466 shares of Beneficial Interest 306,048 shares of Series B Preferred Stock 379,228 shares of Series C Preferred St 357,591 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.0% of the outstanding shares of Beneficial Interest

8.9% of the outstanding shares of Series B Preferred Stock

5.5% of the outstanding shares of Series C Preferred Stock

7.2% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

PN

11

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

OO

12

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

1	NAME OF REPORTING PERSON

Ryan J. Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,910 shares of Series B Preferred Stock 32,836 shares of Series C Preferred Stock 73,227 shares of Series D Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% of the outstanding shares of Series B Preferred Stock Less than 1% of the outstanding shares of Series C Preferred Stock 1.5% of the outstanding shares of Series D Preferred Stock
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As discussed in greater detail in Item 4 below, in connection with the withdrawal of Cygnus V’s nomination of Ryan J. Levenson and Christopher Swann for election to the Board of Directors (the “Board”) of the Issuer as Preferred Stock Trustees at the Issuer’s 2022 annual meeting of shareholders (the “Annual Meeting”), Privet Fund, Privet Fund Management and Mr. Levenson are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 3 to the Schedule 13D. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV, Cygnus V, Cygnus VI and Privet Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 815,149 shares of Beneficial Interest, 81,399 shares of Series B Preferred Stock, 106,249 shares of Series C Preferred Stock and 100,310 shares of Series D Preferred Stock beneficially owned by Cygnus Opportunity is approximately $1,415,499, $757,223, $908,899 and $889,048, respectively, excluding brokerage commissions. The aggregate purchase price of the 630,317 shares of Beneficial Interest, 35,362 shares of Series B Preferred Stock, 62,500 shares of Series C Preferred Stock and 16,500 shares of Series D Preferred Stock beneficially owned by Cygnus IV is approximately $774,733, $329,830, $567,902 and $151,718, respectively, excluding brokerage commissions. The aggregate purchase price of the 147,802 shares of Series B Preferred Stock, 210,479 shares of Series C Preferred Stock and 165,000 shares of Series D Preferred Stock beneficially owned by Cygnus V is approximately $951,262, $1,326,313 and $1,140,027, respectively, excluding brokerage commissions. The aggregate purchase price of the 41,485 shares of Series B Preferred Stock and 71,781 shares of Series D Preferred Stock beneficially owned by Cygnus VI is approximately $324,544 and $557,997, respectively, excluding brokerage commissions. The aggregate purchase price of the 2,910 shares of Series B Preferred Stock, 32,836 shares of Series C Preferred Stock and 73,227 shares of Series D Preferred Stock beneficially owned by Privet Fund is approximately $15,695, $206,726 and $495,041, respectively, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including Securities held in an account by his spouse, which Mr. Swann shares voting and dispositive power over, and an individual retirement account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 191,000 shares of Beneficial Interest and 4,000 shares of Series D Preferred Stock beneficially owned by Mr. Swann is approximately $195,167 and $31,666, respectively, excluding brokerage commissions.

14

CUSIP No. 709102107

                    709102503

                    709102602

                    709102701

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 25, 2022, Cygnus V, on behalf of itself, Christopher Swann and each of their affiliates deemed to own the Securities (collectively, “Cygnus”) entered into a letter agreement (the “Letter Agreement”) with the Issuer, pursuant to which the Issuer agreed to include each of Mr. Swann and Kenneth Hart in the Issuer’s proxy materials as a Preferred Stock Trustee for election to the Board at the Annual Meeting. Effective upon the Issuer filing its proxy materials, Cygnus agreed to withdraw its nomination of Ryan J. Levenson as a Preferred Stock Trustee for election to the Board at the Annual Meeting.

In addition, pursuant to the Letter Agreement, Cygnus agreed that it will cause all of the Securities that it has the right to vote as of the applicable record date for the Annual Meeting, to be voted in favor of each of Messrs. Swann and Hart’s election as a Preferred Stock Trustee and against any other shareholder nominations for Preferred Stock Trustee. Subject to the Issuer fulfilling its obligations under the Letter Agreement, Cygnus further agreed not recommend or nominate any person for election as a Preferred Stock Trustee or other trustee of the Board at the Annual Meeting other than Messrs. Swann or Hart or commence any “withhold” or other campaign or submit any proposals with respect to the Annual Meeting, without the Issuer’s prior written consent.

In connection with the Letter Agreement, Privet Fund, on behalf of itself, Mr. Levenson and each of their affiliates deemed to own the Securities (collectively, “Privet”) entered into a Joinder to the Letter Agreement (the “Joinder”) agreeing, among other things, to the same voting obligations and restrictions with respect to the Annual Meeting as are applicable to Cygnus pursuant to the Letter Agreement.

The foregoing descriptions of the Letter Agreement and Joinder are qualified in their entirety by reference to the Letter Agreement and Joinder, which are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Securities, and percentage of the outstanding Securities, beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of Securities reported owned by each Reporting Person is based upon (i) 80,616,801 shares of Beneficial Interest, (ii) 3,450,000 shares of Series B Preferred Stock outstanding, (iii) 6,900,000 shares of Series C Preferred Stock outstanding and (iv) 5,000,000 shares of Series D Preferred Stock outstanding as of March 11, 2022 as set forth on the Issuer’s Annual Report on Form 10-K filed with the SEC on March 15, 2022.

(c) The transactions in the Securities since the filing of Amendment No. 2 to the Schedule 13D by certain of the Reporting Persons are set forth on Schedule A attached hereto and are incorporated herein by reference.

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 25, 2022, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 to the Schedule 13D and the Issuer entered into the Letter Agreement and Joinder as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 28, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 to the Schedule 13D agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Securities to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Letter Agreement and Joinder, dated March 25, 2022.
99.2	Joint Filing Agreement by and among Cygnus Opportunity Fund, LLC, Cygnus Property Fund IV, LLC, Cygnus Property Fund V, LLC, Cygnus Property Fund VI, LLC, Cygnus Capital Advisers, LLC, Cygnus General Partners, LLC, Cygnus Capital Real Estate Advisors II, LLC, Cygnus Capital, Inc. and Christopher Swann, dated March 28, 2022.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2022

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

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Cygnus Property Fund VI, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

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Privet Fund LP

By:	Privet Fund Management LLC, its general partner

By:	/s/ Ryan J. Levenson
	Name:	Ryan J. Levenson
	Title:	Managing Member

Privet Fund Management LLC

By:	/s/ Ryan J. Levenson
	Name:	Ryan J. Levenson
	Title:	Managing Member

/s/ Ryan J. Levenson
Ryan J. Levenson

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SCHEDULE A

Transactions in the Securities Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Cygnus Opportunity Fund, LLC

Purchase of Series B Preferred Stock	100	6.6180	03/02/2022
Purchase of Series C Preferred Stock	524	5.8955	03/02/2022
Purchase of Series D Preferred Stock	200	5.8350	03/02/2022
Purchase of Series C Preferred Stock	500	6.0391	03/03/2022
Purchase of Series D Preferred Stock	500	6.0643	03/03/2022
Purchase of Series B Preferred Stock	1,000	6.4610	03/04/2022
Purchase of Series C Preferred Stock	1,000	5.9086	03/04/2022
Purchase of Series D Preferred Stock	1,000	5.7790	03/04/2022
Purchase of Series C Preferred Stock	1,000	5.5900	03/11/2022
Purchase of Series B Preferred Stock	1,000	5.3211	03/15/2022

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